October 22, 2024

VIA EDGAR TRANSMISSION

Ms. Soo Im-Tang

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Im-Tang:

On August 29, 2024, the Registrant, on behalf of its series, Eventide Dividend Growth Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In separate a telephone conversation on October 16, 2024, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table and Expense Example

Comment 1: Please provide a completed Fee Table and Expense Example at least five days before the Registration Statement’s effectiveness.

Response: The completed Fee Table and Expense Example appear below:

Shareholder Fees Fees paid directly from your investment	Class A	Class C	Class N	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of the NAV of the shares redeemed or the original purchase price)	1.00%[1]	1.00%[2]	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None	None
Redemption Fee for Shares Redeemed by Wire Transfer	$15	$15	$15	$15
Annual Fund Operating Expenses Expenses that you pay each year as a percentage of the value of your investment
Management Fees	0.73%	0.73%	0.73%	0.73%
Distribution and/or Service (12b-1) Fees	0.25%	1.00%	0.20%	None

Ms. Soo Im-Tang:

October 22, 2024

Other Expenses	0.23%	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses	1.21%	1.96%	1.16%	0.96%
Fee Waiver and/or Expense Reimbursement[3]	(0.01)%	(0.01)%	(0.01)%	(0.01)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[3]	1.20%	1.95%	1.15%	0.95%

1.	The maximum deferred sales charge on Class A shares (as a % of NAV at the time of purchase) applies only to purchases of $1 million or more made without an initial sales charge and applies to shares sold within 18 months of purchase.
2.	The maximum deferred sales charge on Class C shares (as a % of the lesser of NAV of the shares redeemed or the original purchase price) applies to shares sold within 12 months of purchase.
3.	The Fund’s adviser has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation) at 1.20%, 1.95%, 1.15% and 0.95% for Class A shares, Class C shares, Class N shares and Class I shares, respectively, through October 31, 2025. This agreement may only be terminated by the Board of Trustees on 60 days’ written notice to the adviser and upon the termination of the advisory agreement between the Trust and the adviser. Fee waivers and expense reimbursements are subject to possible recoupment by the adviser from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if, after the recoupment is taken into account, such recoupment can be achieved within the lesser of the expense limitation in place at the time of waiver/reimbursement and the expense limitation in place at the time of recapture.

	1 Year	3 Years	5 Years	10 Years
Class A	$691	$937	$1,203	$1,961
Class C – no redemption	$198	$616	$1,059	$2,289
Class C – with redemption	$298	$616	$1,059	$2,289
Class N	$118	$369	$640	$1,413
Class I	$97	$306	$532	$1,183

Principal Investment Strategies

Comment 2: The Prospectus indicates that the Fund may invest in other investment companies. If the acquired fund fees and expenses (AFFE) exceeds 1 basis point, please list the AFFE as a separate item in the Fee Table.

Response: The Registrant confirms that there is no reportable AFFE for the fiscal year ended June 30, 2024, but that the Registrant will include a separate line item for AFFE in futures years if applicable.

Comment 3: The Staff notes the Fund’s Registration Statement states, “Under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) is invested in the securities of companies that the Adviser believes have the ability to increase dividends over the long term.” Please add disclosure as to what the types of investments will comprise the remaining 20% of the Fund’s investments.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to provide additional disclosure about the Fund’s investments. The Registrant believes that the remaining types of investments in which the Fund may invest are adequately disclosed in the

Ms. Soo Im-Tang:

October 22, 2024

second paragraph under the heading “Principal Investment Strategies.” The Registrant has clarified its disclosure to state the following:

Although the Fund expects to invest primarily in dividend paying common stocks (including ADRs), the Fund may invest in other securities to pursue the Fund’s investment objectives. These other securities include yieldcos (e.g., dividend growth-oriented public companies created by a parent company, which bundles renewable and/or conventional long-term contracted operating assets in order to generate cash flow), real estate investment trusts (“REITs”), convertible ~~bonds~~ securities, and preferred stocks ~~and master limited partnerships (“MLPs”)~~.

Comment 4: Please define “convertible securities” in the summary or statutory prospectus and identify the types of convertible securities in which the Fund may invest. If the Fund invests in contingent convertible securities (CoCos), please consider what, if any, additional disclosures are appropriate. If the CoCos are or will be principal investments, please provide a description of them and the appropriate risk disclosure.

Response: The Registrant has amended its Item 9 disclosures to state the following:

Under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) is invested in the securities of companies that the Adviser believes have the ability to increase dividends over the long term. Although the Fund expects to invest primarily in dividend paying common stocks (including ADRs), the Fund may invest in other securities to pursue the Fund’s investment objectives. These other securities may include yieldcos (e.g., dividend growth-oriented public companies created by a parent company, which bundles renewable and/or conventional long-term contracted operating assets in order to generate cash flow), REITs, convertible securities (including convertible bonds and convertible preferred stock), and preferred stock~~, and MLPs~~.

The Registrant also confirms the Fund will not invest in contingent convertible bonds.

Comment 5: The second paragraph of the Principal Investment Strategies section states that the Fund may invest in master limited partnerships (MLPs), please briefly define MLPs after this reference. If the Fund invests in MLPs, to the extent that it will be ineligible to qualify as a RIC under the Tax Code, please include “current tax expenses” and “income tax expenses” as separate line items in Fund’s Fee Table. To the extent investments in MLPs will be a principal investment strategy of the Fund, please provide: a) specificity in the disclosure as to the types of MLPs the Fund will invest in and ii) if the Fund’s investments will include general partnership interests in such MLPs.

Response: The Registrant refers to its response to Comment 3 and notes the Fund no longer plans to invest in MLPs as part of its principal investment strategy.

Ms. Soo Im-Tang:

October 22, 2024

Comment 6: Please use the word “Adviser” or define “Eventide” before it is used to begin the seventh paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant has amended its disclosures accordingly.

Comment 7: The Staff notes that the Adviser utilizes a values-based screening process to analyze investments. Please state whether the Adviser uses an index, third-party organization, or a proprietary screening process to review investments. Additionally, please disclose whether the Adviser applies the values-based screening process to every investment it makes or only to certain investments. Please explain whether investments could be made in a company that scores poorly on the values-based screening but performs strongly on other non-values-based screening factors.

Response: The Registrant has revised the disclosure to state the following:

The Adviser uses its proprietary values-based screening methodology to analyze all potential investments for the company’s ability to operate with integrity and create value for customers, employees, and other stakeholders by reflecting the values described below…

The Registrant also notes that the disclosure states the Advisor uses the values-based screening to “analyze all potential investments.” Additionally, the Registrant notes that the Fund will not invest in securities that do not pass the values-based screening.

Comment 8: With regard to investments in companies that may initially meet the values-based screening criteria, but overtime fail to meet the criteria, please include a discussion regarding the Adviser’s ongoing diligence to monitor adherence to the criteria.

Response: The Registrant has amended the seventh paragraph under the heading “Principal Investment Strategies” to state the following:

The Adviser uses its values-based screening processes in connection with other fundamental research processes to establish the Fund’s eligible investment universe. Securities are generally ineligible within the Fund’s portfolio unless the Adviser believes that the values-based screens are met. If the Adviser’s research identifies events and/or business changes suggesting that a portfolio company no longer meets the values-based criteria, the Fund may hold the company’s securities while the Adviser performs additional research, including possible direct engagement with the company to assess values-based practices…

Principal Investment Risks

Comment 9: The Staff’s position on risk disclosures has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of

Ms. Soo Im-Tang:

October 22, 2024

greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov. At the very least, please list first the top three to five risks that are most likely to impact the Fund’s yield, NAV or total return.

Response: The Registrant has given the Staff’s position and ADI 2019-08 thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 10: As MLPs primarily focus on natural resource activities, such as oil, natural gas, coal, timber, and transporting commodities, if applicable, please include risks related to the energy sector.

If the Fund retains an MLP investment until its basis is reduced to $0, please disclose that subsequent distributions will be taxed at ordinary income rates. Additionally, please disclose that if the MLP in which the Fund invests adjusts its tax records, the Fund will be required to amend its tax records which may require shareholders to amend their federal, state, or local tax returns.

Response: The Registrant refers to its response to Comment 3.

Comment 11: Please consider if there are any additional material risks associated with Yieldcos, such as regulatory risk, interest rate risks, or organizational risks such as wind or solar farms.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to expand on its disclosure of “Yieldcos Risk.” Consistent with IM Guidance Update No. 2014-08, the Registrant believes that its Item 4 disclosure of “Yieldcos Risk” presents sufficient summary disclosure of all material risks associates with the Fund’s investment in yieldcos, and that its Item 9 disclosure of “Yieldcos Risk” provides more fulsome disclosure all risks associated with yieldcos.

Additional Information About the Fund

Comment 12: The Staff notes that Registration Statement states, “A discussion regarding the basis of the Board’s renewal of the advisory agreement with the Adviser on behalf of Dividend Growth Fund is available in the Fund’s annual report to shareholders for the fiscal year ended June 30, 2024.” Please revise this disclosure since this item is no longer included in the annual or semi-annual reports.

Response: The Registrant has amended its disclosure to state the following:

Ms. Soo Im-Tang:

October 22, 2024

A discussion regarding the basis of the Board’s renewal of the advisory agreement with the Adviser on behalf of Dividend Growth Fund is available in the Fund’s annual financial statements ~~report~~ to shareholders for the fiscal year ended June 30, 2024.

Statement of Additional Information

Comment 13: The Staff notes the SAI states, “In this section, unless otherwise noted, references to “the Fund” apply to the Fund and references to “the Adviser” also apply to the Sub-Adviser when applicable.” If the Fund has a sub-adviser, please identify the sub-adviser and add necessary disclosures.

Response: The Registrant confirms the Fund does not have a sub-adviser. The Registrant notes that it intends for the Fund’s registration statement to be presented with seven other funds, some of which use a sub-adviser. The Registrant regrets that it did not update its disclosure for the Fund’s 485(a) filing.

If you have any questions, please call Philip Sineneng at (614) 469-3217 or the undersigned at (312) 998-4279.

Very truly yours,

/s/ Randy Gerlach

Randy Gerlach

cc: JoAnn M. Strasser

Philip Sineneng